UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 1 )*
                       VALASSIS COMMUNICATIONS, INC.
                         (Name of Issuer)
                   Common Stock, $.01 par value
                 (Title of Class of Securities)
                          918866104
                         (CUSIP Number)
                          Alan M. Stark
                         80 Main Street
                  West Orange, New Jersey 07052
                       (201)325-8660
(Name Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
                        August 7, 1996
     (Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                          SCHEDULE 13D

CUSIP No.   918866104
__________________________________________________________________
     1)   Names of Reporting Person S.S. or I.R.S. Identification
          No. of Above Person

           LEON G. COOPERMAN
           S.S. No. ###-##-####
 _________________________________________________________________
     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)

                                                          (a) [ ]
                                                          (b) [X]
_________________________________________________________________
     3)   SEC Use Only
_________________________________________________________________
     4)   Source of Funds:
          WC
_________________________________________________________________
     5)   Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e). . . . . . . . . . . . .
          NOT APPLICABLE
_________________________________________________________________
     6)   Citizenship or place of Organization:
          UNITED STATES
_________________________________________________________________
               (7)  Sole voting Power
Number of           1,730,000
Shares Bene- ____________________________________________________
ficially       (8)  Shared Voting Power
owned by              381,100
Each Report- ____________________________________________________
ing Person     (9)  Sole Dispositive Power
With                1,730,000
             ___________________________________________________
               (10) Shared Dispositive Power
                      381,100
_________________________________________________________________
     11)  Aggregate Amount Beneficially Owned by Each Reporting
          Person:   2,111,100
_________________________________________________________________
     12)  Check if the Aggregate Amount in Row (11)
                    N/A
_________________________________________________________________
     13)  Percent of Class Represented by Amount in Box (11):
                    4.9%
_________________________________________________________________
     14)  Type of Reporting Person
               I N


Item 3. Source and Amount of Funds or Other Consideration. Cooperman beneficially owns 2,111,100 Shares. Of this amount, 714,500 Shares were purchased by Omega Capital Partners, L.P., at a cost of $11,614,438; 658,600 Shares were purchased by Omega Institutional Partners, L.P., at a cost of $10,708,108; 51,000 Shares were purchased by Omega Equity Partners, L.P., at a cost of $876,654; 283,000 Shares were purchased by Omega Overseas Partners, Ltd., at a cost of $4,601,783; 22,900 Shares were purchased by Omega Overseas Partners II, Ltd., at a cost of $373,129; and 381,100 Shares were purchased by the Managed Account at a cost of $6,221,063. The source of funds for the purchase of all such Shares was investment capital.

Item 5.  Interest in Securities of the Issuer.
          Based upon the information contained in the Company's Form 10Q filed with the Securities & Exchange Commission for the quarter ended March 31, 1996, there were issued and outstanding as of April 30, 1996 43,307,500 Shares of Common Stock. Omega Capital Partners, L.P., owns 714,500 Shares, or 1.6% of those outstanding; Omega Institutional Partners, L.P., owns 658,600 Shares, or 1.5% of those outstanding; Omega Equity Partners, L.P., owns 51,000 Shares, or 0.1% of those outstanding; Omega Overseas Partners, Ltd., owns 283,000 Shares, or 0.7% of those outstanding; Omega Overseas Partners II, Ltd., owns 22,900 Shares, or 0.1% of those outstanding; and the Managed Account owns 381,100 Shares, or 0.9% of those outstanding.
          The following table details the transactions by each of Omega Capital Partners, L.P., Omega Institutional Partners, L.P., Omega Equity Partners, L.P., Omega Overseas Partners, Ltd., Omega Overseas Partners II, Ltd., and the Managed Account in shares of Common Stock within the 60 day period prior to this filing. All such transactions were open market transactions.
SALES:
                  Omega Capital Partners, L.P.

            Date of           Amount of           Price Per
          Transaction           Shares              Share
          08/07/96             12,100             $17.25



               Omega Institutional Partners, L.P.

            Date of           Amount of           Price Per
          Transaction           Shares              Share
          08/07/96             24,900             $17.25


                   Omega Equity Partners, L.P.

            Date of          Amount of            Price Per
          Transaction          Shares               Share
          08/02/96             5,000              $18.00
          08/05/96               400               17.75
          08/07/96            17,500               17.25



                  Omega Overseas Partners, Ltd.

            Date of           Amount of           Price Per
          Transaction           Shares              Share
          08/07/96             12,500             $17.25

                Omega Overseas Partners II, Ltd.

            Date of           Amount of           Price Per
          Transaction           Shares              Share
          08/07/96              6,000             $17.25


                       The Managed Account

            Date of          Amount of            Price Per
          Transaction          Shares               Share
          08/07/96            27,000              $17.25



PURCHASES:


                   Omega Equity Partners, L.P.

            Date of           Amount of           Price Per
          Transaction           Shares              Share
          06/06/86                300             $18.88
          06/06/96             17,400              19.05


                         Signature
          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 13, 1996

/s/ ALAN M. STARK

ALAN M. STARK on behalf of LEON G.
COOPERMAN, individually and as
managing partner of Omega Capital
Partners, L.P., Omega Institutional
Partners, L.P., and Omega Equity
Partners, L.P., and as President of
Omega Advisors, Inc. pursuant to
Power of Attorney on file.


ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).